UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2021
Commission File No. 001-36675
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STELLANTIS N.V.
(Translation of Registrant’s Name Into English)

_______________________________
Singaporestraat 92-100
1175 RA Lijnden
The Netherlands
Tel. No.: +31 20 3421 707
(Address of Principal Executive Offices)
_______________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

The following exhibit is furnished herewith:

Exhibit 99.1	Press release issued by Stellantis N.V. dated July 8, 2021.
Exhibit 99.2	Press release issued by Stellantis N.V. dated July 8, 2021.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2021	STELLANTIS N.V.

	By:	/s/ Richard K. Palmer
Name: Richard K. Palmer
Title: Chief Financial Officer

Index of Exhibits

Exhibit Number	Description of Exhibit

99.1	Press release issued by Stellantis N.V. dated July 8, 2021.
99.2	Press release issued by Stellantis N.V. dated July 8, 2021.